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12 May 2002


                                  MEDIA RELEASE

                           MANAGEMENT CHANGE AT TCNZA

Telecom New Zealand said today that Karyn Devonshire, head of the TCNZA business in Australia, will leave the Group to pursue other business opportunities.

Telecom Chief Executive Theresa Gattung said Ms Devonshire had done an excellent job establishing TCNZA, and building strong relationships with the Commonwealth Bank Group and other large Australian corporates in the market for specialist IT & T services.

Ms Gattung said, under Ms Devonshire's leadership, TCNZA had now successfully completed the transition phase in its five-year contract with the Commonwealth Bank, and was well positioned to develop its business from this point forward.

"Karyn is interested in other opportunities internationally and we wish her well with the next steps in her career," Ms Gattung said.

Contact:
Martin Freeth
Public Affairs Manager
Phone 04 498 9361
Mobile 027 242 0174